Leonard E. Neilson

A PROFESSIONAL CORPORATION

LEONARD E. NEILSON	8160 SOUTH HIGHLAND DRIVE SUITE 104
ATTORNEY AT LAW	SANDY, UTAH 84093
TELEPHONE: (801) 733-0800
FAX: (801) 733-0800 LNEILSONLAW@AOL.COM

January 7, 2009

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jill S. Davis, Branch Chief

100 F Street, NE

Washington, D.C. 20549-7010

Filed Via Edgar

Re:	Trans Energy, Inc.
SEC File No. 0-23530
Response to comment letter

Dear Ms. Davis:

This is a follow-up to my telephone conversation today with Jennifer O’Brien of the Commission Staff concerning Trans Energy, Inc. (the “Company”) and its response to the outstanding comment letter from the Commission.

The Company’s response has been delayed because of its inability to obtain information from its independent consulting engineers critical to finalizing its response. The Company has made numerous attempts to obtain the information, but the consulting engineers have not responded. However, today the Company’s CFO was able to speak with a principal at the engineering firm and received assurance that they would provide the requested information immediately. The Company has represented to me that it fully anticipates that the information will be received before the end of the current week. Once it receives the information, the Company expects that it will be able to complete and file its response with the Commission during the week of January 12, 2009.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Sincerely,

/s/ Leonard E. Neilson

LEONARD E. NEILSON, ATTORNEY AT LAW, P.C.

:ae

CC: Trans Energy, Inc.